Exhibit 12.1

Pattern Energy Group Inc.

Earnings to Fixed Charges Ratio

(In thousands of dollars, except for ratio)

Earnings	Six months ended June 30, 2014	2013	2012	2011	2010
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	3,537	6,772	(16,940)	26,800	6,367
Add:
Fixed charges	31,453	66,112	46,237	33,148	18,354
Amortization of capitalized interest	534	1,037	585	441	14
Less:
Interest capitalized	—	(1,017)	(9,386)	(3,621)	(6,987)

Total earnings available for fixed charges	35,524	72,904	20,496	56,767	17,748

Fixed Charges
Interest expensed and capitalized	30,428	64,631	45,888	33,025	18,348
Amortization of capitalized expenses related to indebtedness	1,025	1,481	349	123	6

Total fixed charges	31,453	66,112	46,237	33,148	18,354

Earnings to fixed charges ratio	1.1	1.1	—	1.7	—

Insufficient coverage	N/A	N/A	25,741	N/A	606